UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SILVERGRAPH INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

828378109
(CUSIP Number)

Robert J. Neborsky, MD Robert J. Neborsky, M.D. Inc. Combination Retirement Trust 317 14th Street Del Mar, California 92014 858-481-6717
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2007
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement. ☐

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 828378109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert J. Neborsky, M.D. Inc. Combination Retirement Trust I.R.S. Id. No. 33-6004353

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only ________________________________________________________

4.	Source of Funds
SC and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With: **Note- Includes the right to convert outstanding debt into 222,221 shares of common stock at any time.

7.	Sole Voting Power	2,241,436
8.	Shared Voting Power	-0-
9.	Sole Dispositive Power	2,241,436
10.	Shared Dispositive Power	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,241,436
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 11	6.23%%
14.	Type of Reporting Person
OO

Item 1.	Security and Issuer.

Title: Common Stock, $0.001 par value per share Issuer: Silvergraph International, Inc. Address: 11919 Burke Street, Santa Fe Springs, CA 90670

Item 2.	Identity and Background.

Identity and Background of Reporting Person

(a)

The name of the person filing this Schedule 13D is Robert J. Neborsky, M.D. Inc. Combination Retirement Trust. The trustee is Robert J. Neborsky, MD and the lifetime beneficiaries are Mr. Neborsky and Sandra S. Neborsky. The settlors are Frank Bruno and Richard Gaines.

(b) The Trust's principal business address and principal office is 317 14th Street, Del Mar, California 92014.

(c) The principal purpose of the Trust is to establish a Medical Practice Retirement Plan.

(d) During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Trust was organized in California.

Item 3.	Source and Amount of Funds or Other Consideration.

The reporting person acquired 2,019,215 shares of Issuer's common stock pursuant to a share exchange agreement between the Issuer and its wholly-owned subsidiary, New Era Studios, Inc., a Nevada corporation ("New Era"), pursuant to which the shareholders of New Era exchanged their shares of New Era common stock for the Issuer's common stock. The reporting person is a former shareholder of New Era, which entity is now (as a result of the share exchange) a subsidiary of the Issuer.

The reporting person acquired the right to an additional 222,221 shares of Issuer’s common stock through the issuance of a convertible note in the amount of $100,000 which carries interest at the rate of 8 1/2% per annum and is due August 2008.  The note is convertible into 222,221 shares of Issuer’s common stock and may be converted at any time.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the common stock is investment. The Reporting Person currently has no plan or proposal which relates to or would result in:

	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

	(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c)	a sale or transfer of a material amount of assets of the issuer or an of its subsidiaries;

	(d)	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)

any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

	(g)	changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	a class of securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

or

	(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the date hereof, the Trust beneficially owns 2,241,436 shares of common stock, or approximately 6.23% of the outstanding shares of common stock of the Issuer, which includes the right to convert debt into 222,221 shares of common stock at any time.

(b) The Trust has sole voting and dispositive power with respect to 2,241,436 shares of common stock of the Issuer.

(c)

The Reporting Person acquired 2,019,215 shares of Issuer's common stock pursuant to a share exchange agreement between the Issuer and New Era pursuant to which the shareholders of New Era exchanged their shares of New Era common stock, on the basis of a 1:144,642.86 ratio, for the Issuer's common stock. The Reporting Person is a former shareholder of New Era, which entity is now (as a result of the share exchange) a subsidiary of the Issuer. Prior to the above referenced share exchange agreement between the Issuer and New Era, Silvergraph LGT, LLC, a Delaware limited liability company ("Silvergraph"), merged with and into New Era, pursuant to which the members of Silvergraph received shares of New Era, on the basis of a 1:1 ratio, in exchange for their Silvergraph membership interest. The reporting person is a former member of Silvergraph.

The reporting person acquired the right to an additional 222,221 shares of Issuer’s common stock through the issuance of a convertible note in the amount of $100,000 which carries interest at the rate of 8 1/2% per annum and is due August 2008.  The note is convertible into 222,221 shares of Issuer’s common stock and may be converted at any time.

(d) Not Applicable

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

ROBERT J. NEBORSKY, M.D. INC. COMBINATION RETIREMENT TRUST

By: /s/ Robert J. Neborsky
Robert J. Neborsky, MD Trustee